                                             File No. 70-8931


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                       Amendment No. 1 to

                            FORM U-1


                   APPLICATION OR DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

                     AEP GENERATING COMPANY
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
         40 Franklin Road, S.W., Roanoke, Virginia 24011

                 COLUMBUS SOUTHERN POWER COMPANY
          215 North Front Street, Columbus, Ohio 43215

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana 46801

                     KENTUCKY POWER COMPANY
          1701 Central Avenue, Ashland, Kentucky 41101

                     KINGSPORT POWER COMPANY
         40 Franklin Road, S. W. Roanoke, Virginia 24011

                       OHIO POWER COMPANY
         301 Cleveland Avenue, S. W., Canton, Ohio 44701

                     WHEELING POWER COMPANY
         51 Sixteenth St., Wheeling, West Virginia 26003
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
         (Name of top registered holding company parent
                 of each applicant or declarant)

                               ***

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

        John F. DiLorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

The undersigned hereby amend their Application or Declaration on Form U-1 as follows:

     (1)  ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION is amended to add the following:
     The eight electric utility subsidiaries of AEP operate as
utilities in the following jurisdictions:
     Utility:       Juristiction:
     Appalachian    Virginia, West Virginia,
     Columbus       Ohio
     Generating     Ohio, Indiana
     Indiana        Indiana, Michigan
     Kentucky       Kentucky
     Kingsport      Tennessee
     Ohio           Ohio
     Wheeling       West Virginia

     A description of the regulatory authority over these utilities in each of the jurisdictions is provided in ITEM 4 below.

     (2)  The paragraph captioned Certificates of Notification in
ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION is amended and restated to read as follows:
     Certificates of Notification
     It is proposed that in lieu of reporting sales of utility assets by filing Certificates of Notification under Rule 24, Appalachian, Columbus, Generating, Indiana, Kentucky, Kingsport, Ohio and Wheeling will report such sales in their Annual Report on Form U5S filed with the Commission.

     (3) ITEM 4.  REGULATORY APPROVALS is amended and restated to read as follows:
     The Securities and Exchange Commission has jurisdiction over the transactions for which authority is requested herein. The Federal Energy Regulatory Commission has jurisdiction over sales of assets used for the interstate transmission of electric energy valued in excess of $50,000. Individual sales of utility assets are governed by other state regulatory commissions as follows:
Indiana   Burns Ind. Code Ann Section 8-1-2-84
               The Indiana Utility Regulatory Commission does not exercise its jurisdiction over isolated transactions such as the sale of transformers or utility poles unless such sales are between two public utilities. All such sales are subject to scrutiny during a rate case including the proceeds from the sale of personal property.There is an accounting method in place where the proceeds of such sales are accounted for "above the line" and taken as a credit to the cost of service, thereby reducing rates.

Kentucky  Kentucky Rev. Statutes Annotated, Title XXIV Public
               Utilities, Chapter 278 Public Service Commission
               The Kentucky Public Service Commission does not have jurisdiction over the isolated sale of utility assets. Section 278.255 of the Ky Rev. Statutes does provide for the commission to conduct periodic management and operation audits of each public utility to investigate management effectiveness and operating effiency. Sales of utility assets are subject to review during a rate proceeding.

Michigan  Michigan Statutes Annotated, Title 22. Public Utilities.
               Michigan Public Service Commission does not have jurisdiction over the isolated sale of utility assets. Such sales are subject to review during a rate proceeding.

Ohio      Ohio Rev. Code  Section 4905.48
               The Public Utility Commission of Ohio has jurisdiction only over the sale of assets to other utilities in the state. Such sales of utility assets are subject to review in a rate proceeding.

Tenn      Tenn Code Ann. Title 65, Chapter 4
          SecSection 65-4-101 - 117
               By statute (Section 65-4-104) the Tennessee Public Service Commission has general supervisory and regulatory power, jurisdiction and control over all public utilities, and also over their property and property rights. It has the power to audit the books and to review transactions whenever it deems necessary. The authority does not exert jurisdiction over isolated sales of personal property (utility assets).

Virginia  Va. Code Ann. Section 56-89
               The Virginia State Corporation Commission has jurisdiction over the disosition of any utility assets located within Virginia. There is an exemption for sales for consideration of less than $25,000. All other transactions receive specific approval.

West Virginia  West Va. Code Section 24-2-12
               West Virginia Public Service Commission has jurisdiction over the transfer of personal property of a public utility. Appalachian Power Company has an exemption for sales for consideration of less than $50,000. All other transactions receive specific approval.



                            SIGNATURES
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned have duly caused this Amendment No. 1 to its Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP GENERATING COMPANY
                              APPALACHIAN POWER COMPANY
                              COLUMBUS SOUTHERN POWER COMPANY
                              INDIANA MICHIGAN POWER COMPANY
                              KENTUCKY POWER COMPANY
                              KINGSPORT POWER COMPANY
                              OHIO POWER COMPANY
                              WHEELING POWER COMPANY



                              By:       /s/ A. A. Pena
                                          Treasurer

Dated:  December 8, 1996